Mail Stop 3561

March 7, 2007

Ann A. Jones
Chief Financial Officer
QRS Music Technologies, Inc.
2011 Seward Avenue
Naples, FL 34109

> **Re: QRS Music Technologies, Inc.**
> **File No. 000-31955**
> **Form 10-KSB: For the Fiscal Year Ended June 30, 2006**

Dear Ms. Jones:

We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-KSB: For the Year Ended June 30, 2006

Item 6. Management's Discussion and Analysis or Plan of Operations

Critical Accounting Policies

Revenue Recognition, page 8

1. You state that shipping and handling costs are included in selling expenses net of amounts invoiced to your customers. Based upon your disclosure, your accounting policy regarding shipping and handling costs does not appear to

comply with paragraphs 5 and 7 of EITF 00-10. As such, please revise your accounting policy with regard to shipping and handling costs or tell us why you believe your accounting treatment is appropriate. As a part of your response, also tell us both i) the gross amount of the shipping and handling costs incurred by you during fiscal year 2006 and ii) the amount of such costs that were invoiced to your customers during fiscal year 2006.

2. We note from your disclosure that shipping and handling costs are included in selling expenses. However, we are unclear whether your disclosure is referring to the "Costs of Sales" or "Selling, general, and administrative" line item on your consolidated statement of operations. Please clarify your disclosure, accordingly. Furthermore, to the extent that you do not include shipping and/or handling costs in "Costs of Sales," please disclose both the amount(s) of such costs and the line item(s) on your statement of operations that include them. Refer to the requirements of paragraph 6 of EITF 00-10.

Fiscal 2006 Compared to Fiscal 2005, page 9

3. We note from the description of your business that your "Pianomation" systems and pianos generate the majority of your revenues. We also note that you sell your Pianomation systems, independent of the sale of pianos, including to several major piano manufacturers. Given that it is possible for the sales of your pianos and your Pianomation system to fluctuate independent of each other, we believe you should consider expanding your MD&A in future filings to separately discuss quantitative and qualitative information regarding the sales of your Pianomation systems and pianos, as well as, the impact of each of these major product lines to your results of operations. For example, we believe it would be beneficial for you to disclose i) how much of the 10.7% decline in sales between fiscal year 2005 and fiscal year 2006 resulted from a decline in revenues generated by your pianos versus Pianomation and ii) the extent that the revenues of each major product type was impacted by quantity sold versus price. Furthermore, given the potentially different cost structures of your major products (e.g., imported versus manufactured), it may be beneficial to qualitatively and quantitatively discuss, on an individual basis, how each major product type impacted your significant expense line items, such as costs of goods sold and research and development expenses. Please provide an example of your proposed expanded disclosure as a part of your response.

Liquidity and Capital Resources, page 10

4. We note that you disclose the non-GAAP measure EBITDA in the liquidity and capital resources section of your MD&A. However, you have not provided the accompanying disclosures that are required by Item 10(g) of Regulation S-B. Please revise your future filings to provide each of the disclosure items required by Item 10(g) of Regulation S-B. Alternatively, please discontinue the disclosure

of your non-GAAP measure. We note that since EBITDA has been presented as a measure of liquidity, your measure should be reconciled to a measure of operating cash flows, if included in future filings.

Item 7. Financial Statements

Notes to Consolidated Financial Statements

Note 1 Nature of Operations and Significant Accounting Policies

General

5. To the extent applicable, please tell us and revise your significant accounting policies to disclose your accounting policy for consideration given to your customers. For example, we note from the MD&A section of your Form 10-QSB for the quarterly period ended December 31, 2006 that you have introduced a sales initiative to your dealer base which appears to have resulted in an increase to your marketing expenses. To the extent that this sales initiative includes the provision of volume discounts or any other form of consideration to your dealers, please disclose how these sales incentives are accounted for, as well as, reported in your financial statements. Refer to EITF 01-9.

Segments, page 18

6. You state that your company's operations are within one reportable segment operating in the United States. However, we note from the "Description of Business" section of your Form 10-KSB ("page 2") that during fiscal year 2005, your company leased space in Hong Kong to help with procurement and sales to the Chinese and surrounding markets. We note further that during fiscal year 2004, your company began utilizing space in Australia to inventory pianos and Pianomation units that will be sold in the Australian market. While it appears that you currently sell your products to dealers and end-users predominately located in the United States, please consider the need to provide information about your other geographical areas, if your company's operations expand in the Chinese, Australian, or other foreign markets. Refer to the requirements of paragraph 38 of SFAS No. 131 for further guidance.

7. Furthermore, as you have formed subsidiaries in Hong Kong and Australia, please consider the need to expand your significant accounting policies footnote to discuss how you account for foreign transaction and translation gains and losses. Also, consider the disclosure requirements of paragraphs 30 and 31 of SFAS No. 52, if your operations in Hong Kong and/or Australia expand.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at 202-551-3302 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief